UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year end December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-33063
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CITIZENS REPUBLIC BANCORP 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIZENS REPUBLIC BANCORP, INC.
328 South Saginaw Street
Flint, Michigan 48502

Audited Financial Statements and
Supplemental Schedule
Citizens Republic Bancorp 401(k) Plan
December 31, 2010 and 2009 and Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Citizens Republic Bancorp 401(k) Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2010 and 2009 and
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
To the Audit Committee of the Board of Directors of
Citizens Republic Bancorp
We have audited the accompanying statements of net assets available for benefits of the Citizens Republic Bancorp 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 21, 2011

Citizens Republic Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets

Investments at fair value:
Mutual funds	$74,087,320	$59,327,684
Pooled separate accounts	20,013,104	28,184,427
Other investments	12,655,801	13,966,912
Citizens Republic Bancorp, Inc. common stock	2,842,275	2,562,247

Total investments	109,598,500	104,041,270

Receivables:
Loans to participants	2,355,915	2,335,884

Net assets available for benefits at fair value	$111,954,415	$106,377,154

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year-Ended December 31, 2010
Additions
Participant contributions	$6,271,944

Investment income:
Net realized and unrealized appreciation in fair value of investments (Note 3)	10,678,175
Dividend income	1,064,548
Interest income	631,077
Other income	99,887

Total investment income	12,473,687

Total additions	18,745,631

Deductions
Benefits paid to participants	13,074,362
Administrative expenses	94,008

Total deductions	13,168,370

Net increase	5,577,261

Net assets available for benefits at:
Beginning of year	106,377,154

End of year	$111,954,415

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
1. Description of the Plan
The Citizens Republic Bancorp 401(k) Plan (the “Plan”) is a defined contribution plan which includes a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986 (“Code”) and covers substantially all employees of Citizens Republic Bancorp, Inc. (“Corporation”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
This description provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions. Copies of these documents may be obtained by contacting Citizens Bank Human Resources Department at 810-768-4748 or email Benefits4U@citizensbanking.com.
Eligibility
Employees are eligible to participate in the Plan unless they are within a group considered excluded. Excluded groups include: temporary, co-operative, seasonal, and those employees who complete less than 1,000 hours of service in an eligibility computation period.
Contributions
In 2010, participants were able to contribute up to 50% of their annual compensation not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation of $16,500. Certain participants were also able to contribute additional amounts of up to $5,500, the annual IRS dollar limit on catch-up contributions during 2010. Newly hired eligible employees, with an entry date of July 1, 2010 or thereafter, who do not affirmatively enroll or decline enrollment by their entry date are automatically enrolled in the Plan at an annual deferral rate of 3%. The annual deferral rate prior to July 1, 2010 was 2%.
Compensation includes all wages except stock compensation, non-qualified moving expenses and other travel allowances, severance payments, third-party sick pay, adoption benefits, tuition, deferred compensation, reward and recognition, bonuses paid but not earned in the course of employment (i.e. signing bonus or retention bonus), other post-employment payments such as retirement and/or supplemental retirement benefits for purposes of elective deferrals, and non-elective contributions.
In 2009, the Plan was amended to suspend all employer matching contributions effective for elective deferrals made by participants with respect to compensation earned after the payroll period ending July 16, 2009 and until such time as the Corporation affirmatively reinstates such matching contributions. The computation of any future matching contributions will be made solely on the basis of deferrals made, and compensation received, in each two-week payroll period, thereby eliminating any year-end true-up of such contributions based on actual annual compensation.
The Plan provides that each eligible participant may receive a discretionary annual non-elective employer contribution to his or her Plan account after the end of the

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
year, provided the participant has been credited with a minimum of 1,000 hours of service within the year and is employed by the Corporation at the end of the year. These two requirements are waived for the plan year of a participant’s retirement, death or disability. No discretionary employer contributions were made for the plan year ended December 31, 2010.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in accordance with the default investment alternatives established under the Plan until the participant changes their election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Corporation’s matching contributions and an allocation of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options.
Vesting
Participants are immediately vested in their own pre-tax contributions and the Corporation’s matching contributions, if any, as well as actual earnings on each. Any discretionary employer contribution is vested after the participant has completed three years of service; one year of service being defined as completion of at least 1,000 hours of service in a plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.
On January 29, 2010, Citizens Republic Bancorp entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of its wholly owned subsidiary, F&M Bank-Iowa (“F&M”). Pursuant to the terms of the sale agreement, the Plan was amended so that employees of F&M were fully vested in all 401(k) plan contributions credited to their participant accounts through the closing date of the sale. This amendment was effective March 24, 2010 and the sale of F&M was completed on April 23, 2010.
Forfeitures
Forfeitures can be used to offset the non-elective employer contribution, employer match, or plan expenses. For the plan years ending December 31, 2010 and 2009, the amount of forfeitures was immaterial and the balance remains in the Plan.
Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. A loan is secured by the balance in the participant’s account and

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
bears interest equal to the prime rate at the loan origination date plus 1%. Only one loan may be outstanding against a participant’s account at any time. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of employment, death, disability, or retirement, a participant has the option to receive, defer, or roll over to an IRA or other eligible plan a single lump-sum amount equal to the vested balance of their account. Effective July 1, 2010, the Plan was amended to allow a participant or beneficiary, at any time after separation from service, to elect distribution of all or any part of their account.
Administrative Expenses
Substantially all administrative expenses are paid by the Plan. Participants pay the applicable fees associated with their investments, loans, distributions, withdrawals, and stock transactions.
Plan Termination
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of the Code and ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of each participant’s account will be determined as of the effective date of the termination and distributed as provided by the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
Loans to Participants
Loans to participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for loans to participants. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”)
Accounting Standard Update (“ASU”)
FASB ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”
This ASU requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASU Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting, as well as clarify the requirements of existing disclosures. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosure requirements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of ASU 2010-06 did not have a significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
FASB ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans
This ASU applies to any defined contribution pension plan that allows participant loans. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 was effective for fiscal years ending after December 15, 2010, and should be applied retrospectively to all prior periods presented. Adoption of ASU 2010-25 did not have a significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits. Loans to participants as of December 31, 2009 were reclassified from investments to notes receivable on the Plan’s Statements of Net Assets Available for Benefits to conform to the current year presentation.
Pending Accounting Pronouncements
FASB ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS
This ASU represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in this ASU, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011 and should be applied retrospectively to all prior periods presented. Adoption of ASU 2011-04 is not expected to have a significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
3. Investments
The fair value of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2010		2009

American Balanced Fund— Class A	$—	**	$10,727,072
American Funds EuroPacific Growth Fund	12,186,035		9,036,443
American Funds Growth Fund of America	20,744,090		13,755,209
Baron Small Cap	5,949,346		5,316,271
Pimco Total Return Fund	11,611,519		—	**
Vanguard Mid Cap Institutional	6,366,048		5,236,954
Prudential Core Plus Bond/Reams Fund	—	**	7,713,813
Prudential Large Cap Val/LSV Asset Mgt	13,313,552		13,008,437
Prudential Small Cap Val/Kennedy Fund	6,699,552		5,929,827
Prudential Guaranteed Income Fund	12,655,801		13,966,912

**	Did not represent 5% or more of Plan’s net assets as of the respective year end

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
During 2010, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and
Unrealized
Appreciation
(Depreciation) of
Fair Value of
Investments
Mutual funds	$7,863,507
Pooled separate accounts	3,276,756
Citizens Republic Bancorp, Inc. common stock	(462,088)

$10,678,175

4. Fair Value Measurements
The Plan groups assets which are recorded at fair value into three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:
Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques may include use of discounted cash flow models and similar techniques.
All financial instruments of the Plan are recorded at fair value on a recurring basis. The methods and assumptions used to estimate the fair value for each asset group are set forth below.
Trading restrictions apply to mutual funds and pooled separate accounts. Participants are restricted from the frequent trading of shares in an investment option, which is defined as: (1) one or more participant-directed trades within the

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
same investment option; (2) within a rolling 30-day period; and (3) each trade is greater than $25,000. Such activity may result in the Plan Administrator imposing penalties or additional trade restrictions on the participant.
Common Stock
Common stock represents the stock of Citizens Republic Bancorp, Inc., the Plan Sponsor, which is traded on an active market. On June 14, 2011, Citizens announced a 1-for-10 reverse stock split of Citizens common stock and anticipates that it will be effective after the close of trading on July 1, 2011. When the reverse stock split becomes effective, every ten shares of issued and outstanding Citizens common stock will be automatically combined into one issued and outstanding share of common stock. No fractional shares will be issued in connection with the reverse stock split. Shareholders who would otherwise hold a fractional share will receive a cash payment in lieu of such fractional share based on the closing price of Citizens common stock on the effective date of the reverse stock split.
Mutual Funds
Mutual funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan as reported on active markets.
Pooled Separate Accounts
Pooled separate accounts are valued at the NAV of units held by the Plan as reported by the investment manager of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV unit price of the pooled separate accounts is not quoted on any market; however the unit price is based on the underlying investments which are traded in an active market and are priced by independent providers. Citizens has evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in Citizens’ principal markets. Further, Citizens has developed an internal, independent price verification function that performs testing on valuations received from third parties. There are no significant restrictions on the redemption of investments in the pooled separate accounts.
Other Investments
Other investments are comprised of a benefit-responsive guaranteed income fund (“GIF”) which is recorded at contract value and based on the nature of the contract generally approximates fair value. Contract value represents contributions, earnings at guaranteed crediting rates, less withdrawals and fees. The fair value of the Plan’s investment in the GIF is estimated using a comparison to similar assets in an active market. The average yield earned by the Plan as well as the participants for the year ended December 31, 2010 and 2009 was 3.93% and 3.66%, respectively.
The GIF is backed by an insurance wrapper through the Prudential Retirement Insurance and Annuity Company (“PRIAC”) that guarantees the principal and accumulated interest in the event the funds portfolio declines in value as well as a guarantee of the minimum rate of return on the underlying portfolio. Participants are

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
guaranteed a pre-determined interest rate and no loss of principal. The underlying portfolio is primarily invested in public bonds, commercial mortgages and private placement bonds.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
The following table presents the balances of assets that were measured at fair value on a recurring basis as of December 31, 2010:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity securities
Large-cap	$26,310,087	$—	$—	$26,310,087
Mid-cap	8,188,085	—	—	8,188,085
Small-cap	6,956,235	—	—	6,956,235
International equity	15,809,264	—	—	15,809,264
Specialty real estate	379,471	—	—	379,471
Fixed income securities
Intermediate term fixed (1)	16,444,178	—	—	16,444,178
Pooled separate accounts:
Equity securities
Large-cap	—	13,313,552	—	13,313,552
Small-cap	—	6,699,552	—	6,699,552
Other investments	—	12,655,801	—	12,655,801
Citizens Republic Bancorp, Inc. common stock	2,842,275	—	—	2,842,275

Total Assets	$76,929,595	$32,668,905	$—	$109,598,500

(1)	This category represents investment grade bonds of U.S. issuers from diverse industries.
5. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan Sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
6. Risks and Uncertainties
The Plan investments include mutual funds, a GIF, pooled separate accounts, and equity securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. GIF’s meet the definition of benefit-responsive and are carried at contract value. If an event were to occur such that the realization of a GIF’s full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered benefit-responsive and would be carried at fair value. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Supplemental Schedule

Citizens Republic Bancorp 401(k) Plan
EIN #38-2378932     Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2010
	Description of Investment
	including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
Mutual funds:
American Funds EuroPacific Growth Fund	294,562 Units/Shares	**	$12,186,035
American Funds Growth Fund of America	681,475 Units/Shares	**	20,744,090
Baron Small Cap	250,183 Units/Shares	**	5,949,346
DFA Emerging Markets Core Equity	55,773 Units/Shares	**	1,235,928
DFA International Core Equity	212,016 Units/Shares	**	2,387,301
DFA Real Estate Securities	17,601 Units/Shares	**	379,471
DFA US Core Equity	213,118 Units/Shares	**	2,344,293
Goldman Sachs Mid Cap Institutional	21,558 Units/Shares	**	779,338
PIMCO Total Return Fund	1,070,186 Units/Shares	**	11,611,519
T. Rowe Price Mid-Cap Growth Fund	18,143 Units/Shares	**	1,042,699
Vanguard Institutional Index	28,012 Units/Shares	**	3,221,704
Vanguard Intermediate Term Bond	431,103 Units/Shares	**	4,832,659
Vanguard Mid Cap Institutional	312,674 Units/Shares	**	6,366,048
Vanguard Small Cap Index	28,975 Units/Shares	**	1,006,889

Total Mutual Funds			74,087,320

Pooled separate accounts:
Prudential Large Cap Val/LSV Asset Mgt	780,799 Units/Shares	**	13,313,552
Prudential Small Cap Val/Kennedy Fund	337,310 Units/Shares	**	6,699,552

Total Pooled separate accounts			20,013,104

Other investments
Prudential Guaranteed Income Fund	445,172 Units/Shares	**	12,655,801

Total Other investments			12,655,801

Common stock:
*Citizens Republic Bancorp, Inc.	4,621,585 Units/Shares	**	2,842,275

Total common stock			2,842,275

*Loans to participants	Interest rate range:
	4.25% - 10.50%; with various dates		2,355,915

			$111,954,415

*	Party in interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons named below, who are duly authorized by the Corporation, have signed this annual report on the Plan’s behalf.

Date June 21, 2011	/s/ Donna Aho
Donna Aho
Chairman, Pension/401(k) Administration Committee

/s/ Joseph C. Czopek
Joseph C. Czopek
Controller and Principal Accounting Officer

EXHIBIT INDEX
The following document is filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 001-33063.

Exhibit
No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm